Exhibit 99.1

Press Release
Your Contacts:
Corinne Hoff Aventis Global Media Relations Tel: +33(0)3 88 99 19 16 Corinne.Hoff@aventis.com	Rob Partridge Dermik Laboratories Tel: +1 484-595-2710 Robert.Partridge@aventis.com

FDA Approves SCULPTRA™ (Injectable Poly-L-Lactic Acid)

Strasbourg, France, August 4, 2004—Dermik Laboratories, the US dermatology arm of Aventis, announced today that the US Food and Drug Administration (FDA) has approved SCULPTRA™ (injectable poly-L-lactic acid) as the only product for the restoration and/or correction of the signs of facial fat loss (lipoatrophy) in people with human immunodeficiency virus. Facial lipoatrophy is the loss of fat beneath the skin, which can result in sunken cheeks, indentations, and hollow eyes. Commercial availability of SCULPTRA™ is expected in the third quarter of this year.

"We are very pleased that the FDA has recognized the need for SCULPTRA™ with its expedited review and approval," said John Leone, President of Aventis Dermatology, a global unit of Aventis. "Now, people with human immunodeficiency virus who suffer from the effects of facial lipoatrophy will have a safe and effective FDA-approved treatment."

SCULPTRA™ is a safe, synthetic and biocompatible material that is injected below the surface of the skin in the area of fat loss. It provides a gradual and significant increase in skin thickness, improving the appearance of folds and sunken areas. For most people who participated in a clinical study, the treatment results lasted for up to two years after the first treatment session.

"For years, people have tried a variety of procedures to correct sunken cheeks, hollow eyes, indentations, and other signs of facial fat loss—a common side effect of anti-retroviral therapy for human immunodeficiency virus. Until now, there have been no treatments approved by the FDA specifically for this condition," said Marcus Conant, MD, clinical professor, UCSF Medical Center. "SCULPTRA™ is a well-tolerated, breakthrough treatment that can be administered during an outpatient office visit and offers long-lasting results."

More than 150,000 people in more than 30 countries worldwide have been treated with SCULPTRA™, under the trade name NEW-FILL™, for a variety of facial volume and contour deficiencies. It was approved in Europe in 1999 to increase the volume of depressed areas, particularly for the correction of skin depression, including skin creases, wrinkles, folds, scars, and eye rings. In 2004, the product was approved in Europe for large-volume corrections of the signs of lipoatrophy.

Because the main component in SCULPTRA™, poly-L-lactic acid, is a polymer synthetically derived from natural components and is a biocompatible substance, there is no need to test for allergic reactions. Poly-lactic acid has been used in surgical products for more than 20 years as a component of dissolvable sutures and is used as a vehicle for several sustained-release injectable medications.

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SCULPTRA™ should not be used by those who are allergic to any ingredient of SCULPTRA™. SCULPTRA™ should not be injected while there is an infection or inflammation in the treatment area.

Side effects of SCULPTRA™ may include the delayed appearance of small bumps under the skin in the treated area. Generally these bumps are not visible and may only be noticed when pressing on the treated area. Other side effects may include injection-related events at the site of injection, such as bleeding, tenderness or discomfort, redness, bruising or swelling.

For more information, please visit www.sculptra.com. Please also visit www.skinhealthsolutions.com.

About Dermik Laboratories and Dermik Aesthetics
Dermik Laboratories conducts the North American business of Aventis Dermatology, the global dermatology unit of Aventis. Dermik Laboratories has nearly 60 years of experience in the development, marketing, and distribution of innovative prescription pharmaceutical products. Dermik has created a new division, Dermik Aesthetics, that will focus on marketing innovative, enduring, and reliable treatments to improve appearance and well-being. Dermik Aesthetics' mission is to foster healthy-looking appearance—and in turn, a healthy outlook for life.

About Aventis
Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -"Document de Référence"- on file with the "Autorité des marchés financiers" in France.

Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.